UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.
(Translation of registrant’s name into English)

7 World Trade Center, Suite 4621
New York, NY 10007
Tel: +1 (929) 317-2699
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation of Basil Wilson from CEO and Director Positions

On December 13, 2021, Basil Wilson resigned from his positions as the chief executive officer (the “CEO”) and chairman of the board of directors (“Board”) of Color Star Technology Co., Ltd. (the “Company”). Mr. Wilson’s resignation did not result from any disagreement with the Company.

Appointment of Sir Lucas Capetian as the CEO and the Chairman of the Board of Directors

On December 13, 2021, Sir Lucas Capetian was appointed as the CEO and the chairman of the Board of the Company to fill in the vacancy created by Mr. Wilson’s resignation effective immediately.

Sir Lucas Capetian graduated from Harvard Business School with an Executive Master of Business Administration degree and, with many years of experience in the field of internet technology, has sharp observations and judgement. He founded two internet technology companies and has invested in several other technology companies, including high-tech smart-wear, in the UK, Singapore, Hong Kong, Dubai and other regions.

Sir Lucas Capetian has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Sir Lucas Capetian had, or will have, a direct or indirect material interest.

The Company entered into an employment agreement with Sir Lucas Capetian pursuant to which he shall receive an annual compensation of 100,000 ordinary shares of the Company and a monthly salary of $10,000. The employment agreement is qualified in its entirety by reference to the complete text of the agreement, which is filed hereto as Exhibits 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Employment Agreement by and between Lucas Capetian and Color Star Technology Co., dated December 13, 2021
99.2	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 13, 2021

COLOR STAR TECHNOLOGY CO., LTD.

	By:	/s/ Lili Jiang
	Name:	Lili Jiang
	Title:	Chief Financial Officer

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